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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G


                  Information Statement Pursuant to Rule 13d-1
                    Under the Securities Exchange Act of 1934






                           ALPHA-BETA TECHNOLOGY INC.
                                (Name of Issuer)






                                  Common Stock
                         (Title of Class of Securities)






                                   02071K 10 5
                                 (CUSIP Number)




     Check the following box if a fee is being paid with this statement /X/.




                              (Page 1 of 10 Pages)
                           (Exhibit Index on Page 8)




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CUSIP NO.  02071K 10 5


--------------------------------------------------------------------------------
1)    Name of Reporting Person         Deltec Asset Management Corporation
      S.S. or I.R.S. Identification
      No. of Above Person              I.R.S. No. 13-5133790
--------------------------------------------------------------------------------
2)    Check the Appropriate Box   (a)                x
      if a Member of a Group      (b)
      (See Instructions)
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Citizenship or Place of
      Organization                                State of New York
--------------------------------------------------------------------------------
Number of         (5)Sole Voting Power                  405,002
Shares Bene-      --------------------------------------------------------------
  ficially        (6)Shared Voting
Owned by              Power                                --
Each Report-      --------------------------------------------------------------
  ing Person      (7)Sole Dispositive
With                  Power                             405,002
                  --------------------------------------------------------------
                  (8)Shared Dispositive
                      Power                                --
--------------------------------------------------------------------------------
9) Aggregate Amount Beneficially
   Owned by Each Reporting Person                       405,002
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
11)   Percent of Class Represented
      by Amount in Row (9)                                2.97%
--------------------------------------------------------------------------------

12)   Type of Reporting Person (See
      Instructions)                                       BD, IA, CO
--------------------------------------------------------------------------------


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CUSIP NO.  02071K 10 5


--------------------------------------------------------------------------------
1)    Name of Reporting Person         Kikis Fusco Asset Management Corporation
      S.S. or I.R.S. Identification
      No. of Above Person              I.R.S. No. 13-3739921
--------------------------------------------------------------------------------
2)    Check the Appropriate Box      (a)  x
      if a Member of a Group         (b)
      (See Instructions)
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Citizenship or Place of
      Organization                                State of New York
--------------------------------------------------------------------------------
Number of         (5)Sole Voting Power                  584,234
Shares Bene-      --------------------------------------------------------------
  ficially        (6)Shared Voting
Owned by              Power                                --
Each Report-      --------------------------------------------------------------
  ing Person      (7)Sole Dispositive
With                  Power                             584,234
                   -------------------------------------------------------------
                  (8)Shared Dispositive
                      Power                                --
--------------------------------------------------------------------------------
9) Aggregate Amount Beneficially
   Owned by Each Reporting Person                       584,234
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
11)   Percent of Class Represented
      by Amount in Row (9)                                4.28%
--------------------------------------------------------------------------------

12)   Type of Reporting Person (See
      Instructions)                                       IA, CO
--------------------------------------------------------------------------------



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ITEM 1(a).  NAME OF ISSUER:

            Alpha-Beta Technology Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Three Biotech Park, One Innovation Drive, Worcester, Massachusetts 01605

ITEM 2(a).  NAME OF PERSON FILING:
            Deltec Asset Management Corporation ("Deltec")
            Kikis Fusco Asset Management Corporation ("Kikis Fusco")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            535 Madison Avenue, New York, New York 10022 (for both Reporting Persons)

ITEM 2(c).  CITIZENSHIP:

            State of New York (for both Reporting Persons)

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            02071K 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)   /X/   Broker or Dealer registered under Section 15 of the Act
                  (Deltec only),

      (b)   / /   Bank as defined in Section 3(a)(6) of the Act,

      (c)   / /   Insurance Company as defined in Section 3(a)(19) of the Act,

      (d)   / /   Investment Company registered under Section 8 of the
                  Investment Company Act,




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      (e)   /X/   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940,

      (f)   / /   Employee Benefit Plan, Pension Fund which is subject to
                  the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),

      (g)   / /   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                  (G)(see Item 7),

      (h)   /X/   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.     OWNERSHIP:
      All data is as of December 31, 1995.

      (a)   Amount Beneficially Owned:
                  Deltec:        405,002 shares.
                  Kikis Fusco:   584,234 shares.

      (b)   Percent of Class:
                  Deltec:        2.97%.
                  Kikis Fusco:   4.28%.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                        Deltec:        405,002 shares.
                        Kikis Fusco:   584,234 shares.

            (ii)  shared power to vote or to direct the vote:
                        Deltec:        Not applicable.
                        Kikis Fusco:   Not applicable.

            (iii) sole power to dispose or to direct the disposition of:

                        Deltec:        405,002 shares.
                        Kikis Fusco:   584,234 shares.

            (iv)  shared power to dispose or to direct the disposition of:
                        Deltec:        Not applicable.
                        Kikis Fusco:   Not applicable.


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ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            All of the 405,002 shares of the Company's Common Stock referred to in Item 4 as held by Deltec are held by Deltec for the account of its brokerage or investment advisory clients over whose accounts Deltec exercises discretionary authority as to voting, disposition and other matters. Such clients have the right to receive dividends and the proceeds of the sale of such shares.

            All of the 584,234 shares of the Company's Common Stock referred to in Item 4 as held by Kikis Fusco are held by Kikis Fusco for the account of investment advisory clients over whose accounts Kikis Fusco exercises discretionary authority as to voting, disposition and other matters. Such clients have the right to receive dividends and the proceeds of the sale of such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See attached Exhibit (a).

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and correct.

Dated:January 26, 1996

                             DELTEC ASSET MANAGEMENT
                                       CORPORATION


                             By   /s/ STEPHEN ZUPPELLO
                               --------------------------------------
                                Stephen Zuppello
                                Managing Director


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and correct.

Dated:  January 26, 1996

                             KIKIS FUSCO ASSET MANAGEMENT
                               CORPORATION


                             By   /s/ THOMAS P. KIKIS
                               --------------------------------------
                                 Thomas P. Kikis
                                Managing Director




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